SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from              to

Commission file number 1-08604

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Team, Inc. Salary Deferral Plan and Trust

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Team, Inc.

200 Herman Dr.

Alvin, Texas 77511

(281) 331-6154

TEAM, INC. SALARY DEFERRAL PLAN AND TRUST

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted, as they are not applicable or required.

Report of Independent Registered Public Accounting Firm

The Administrative Committee

Team, Inc. Salary Deferral Plan and Trust:

We have audited the accompanying statements of net assets available for benefits of the Team, Inc. Salary Deferral Plan and Trust (the Plan) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4a – schedule of delinquent participant contributions for the year ended December 31, 2006 and schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2006 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Houston, Texas

June 28, 2007

TEAM, INC. SALARY DEFERRAL PLAN AND TRUST

Statements of Net Assets Available for Benefits

December 31, 2006 and 2005

	2006	2005
Assets:
Investments, at fair value	$45,023,755	28,474,338

Total investments	45,023,755	28,474,338
Receivables:
Participant contributions	300,504	160,900
Company contributions	75,970	40,054
Investment interest receivable	—	1,257
Due from broker for securities sold	4,245	73

Total receivables	380,719	202,284
Cash, noninterest bearing	27,181	12,783

Total assets	45,431,655	28,689,405
Liabilities:
Excess contributions payable	(64,151)	(58,491)
Due to broker for securities purchased	(31,345)	(53,266)

Total liabilities	(95,496)	(111,757)

Net assets available for benefits at fair value	45,336,159	28,577,648
Adjustment from fair value to contract value for fully benefit-responsive investment contract	32,180	27,398

Net assets available for benefits	$45,368,339	28,605,046

See accompanying notes to financial statements.

TEAM, INC. SALARY DEFERRAL PLAN AND TRUST

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2006

Additions to net assets available for benefits attributed to:
Investment income:
Interest	$88,797
Dividends	1,329,889
Net appreciation in fair value of common stock	5,125,530
Net appreciation in fair value of common/collective trusts	53,230
Net appreciation in fair value of mutual funds	1,514,423

Total investment income	8,111,869

Contributions:
Participant contributions	4,401,703
Company contributions	879,668
Participant rollover contributions	5,370,823

Total contributions	10,652,194

Total additions	18,764,063

Deductions from net assets available for benefits attributed to:
Distributions and benefits paid to participants	1,989,827
Administrative fees	10,943

Total deductions	2,000,770

Net increase in net assets available for benefits	16,763,293
Net assets available for benefits:
Beginning of year	28,605,046

End of year	$45,368,339

See accompanying notes to financial statements.

TEAM, INC. SALARY DEFERRAL PLAN AND TRUST

Notes to Financial Statements

December 31, 2006 and 2005

(1)	Description of the Plan

The following description of the Team, Inc. Salary Deferral Plan and Trust (the Plan) provides only general information. Participants should refer to the plan’s agreement for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan established October 1, 1984 to cover all eligible employees of Team, Inc. (the Company or Team). Employees become eligible to participate in the Plan on the first day of the fiscal quarter following completion of three months of service. The Plan is administered by the administrative committee (the Committee) appointed by the board of directors of the Company. Wachovia Bank N.A. is the trustee of the Plan, and USI Consulting Group (USI) serves as the recordkeeper. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(b)	Contributions

Each year, participants may contribute up to 100% of their pre-tax annual eligible pay, as defined in the Plan. The Internal Revenue Code (IRC) limits the maximum amount of a participant’s contribution on a pre-tax basis to $15,000 in 2006. The Company makes a matching contribution of 50% of the participant’s contribution, up to a limit of 4% of the participant’s eligible pay. Additional amounts may be contributed at the discretion of the Company’s board of directors. For the year ended December 31, 2006, no additional discretionary contributions were made. Participants age 50 and older as of December 31 are permitted to make elective catch-up deferrals in accordance with Section 414(v) of the (IRC). Catch-up contributions are subject to certain IRC limitations ($5,000 for 2006).

Participants may rollover amounts from former employers qualified plans. During the year, employees hired in conjunction with the Company’s prior acquisition of certain assets of Cooperheat MQS, Inc. were allowed to rollover their account balances from the former plan.

(c)	Participant Accounts

Individual accounts are maintained for each plan participant. Each participant’s account is credited with the participant’s contribution and company matching contribution, and an allocation of the Company’s discretionary contribution, if elected, and the Plan’s earnings or losses net of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(d)	Investments

Participants may direct the investment of their contributions into mutual funds, common/collective trusts, and/or a unitized fund comprised of Team’s common stock and a money market fund. Contributions can be invested on a percentage allocation basis in any increment of 1%. Company contributions are allocated on the same basis as the participant has elected to allocate their contributions.

4	(Continued)

TEAM, INC. SALARY DEFERRAL PLAN AND TRUST

Notes to Financial Statements

December 31, 2006 and 2005

(e)	Vesting and Forfeited Accounts

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s contributions plus actual earnings thereon is based on continuous years of service as follows:

Years of service	Percentage of employer contribution that becomes vested
Less than one year	—%
One year	20
Two years	40
Three years	60
Four years	80
Five years or more	100

Years of service with certain predecessor employers is recognized for vesting service, as defined in the Plan Document.

Forfeited balances of terminated participants are used to reduce future Company contributions. At December 31, 2006 and 2005, forfeited nonvested accounts totaled approximately $11,648 and $151,800, respectively.

(f)	Participant Loans

Participants may borrow from their account balance up to a maximum of $50,000, less the participant’s highest outstanding loan balance during the preceding 12 months, or 50% of their vested account balance, whichever is less. The minimum loan amount is $1,000. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates as determined quarterly by the Trustee. All loans must generally be repaid within five years, except where a loan is used to purchase a principal residence. Interest rates range from 5% to 10.5% and maturity dates range from January 26, 2007 to March 25, 2016 on loans outstanding at December 31, 2006.

(g)	Payment of Benefits

On termination of service due to death, total disability or retirement, a participant may elect to receive the balance in his or her account. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account. Upon reaching age 59 1/2, a participant may elect one withdrawal during any six-month period from the participant’s employee account and employer account. Upon furnishing proof of financial necessity, a participant is eligible for one withdrawal during any six-month period from the participant’s employee account and the vested portion of the employer account. Benefits are payable either in a lump-sum amount or in monthly, quarterly, semiannual, or annual installments.

5	(Continued)

TEAM, INC. SALARY DEFERRAL PLAN AND TRUST

Notes to Financial Statements

December 31, 2006 and 2005

Effective March 28, 2005, the Plan requires automatic distribution of participant account balances, upon a participant’s termination, if account balances are less than $5,000 and greater than $1,000. If the participant does not elect to have the amount paid directly to his/her eligible retirement plan or receive a distribution directly, then the Plan will pay the distribution to an individual retirement account designated by the Plan Administrator. Amounts less than $1,000 are paid directly to the participant upon termination.

(h)	Termination of the Plan

Although it has not expressed any intent to do so, the Company may discontinue contributions at any time or terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, participants will become 100% vested in their accounts and the assets will be valued and each participant will be entitled to distributions for the balance of his or her account.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

(b)	New Accounting Pronouncements

In December 2005, the Financial Accounting Standards Board (FASB) issued Staff Position Nos. AAG INV-1 and SOP 94-4-1 (FSP), Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans. This FSP amends the guidance in AICPA Statement of Position 94-4, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans, with respect to the definition of fully benefit-responsive investment contracts and the presentation and disclosure of fully benefit-responsive investment contracts in plan financial statements. The FSP requires that investments in common/collective trusts that include benefit-responsive investment contracts be presented at fair value in the statement of net assets available for benefits and that the amount representing the difference between fair value and contract value of these investments also be presented on the face of the statement of net assets available for benefits. The FSP is effective for annual periods ending after December 15, 2006 and must be applied retroactively to all prior periods presented. Accordingly, the Plan has adopted the financial statement presentation and disclosure requirements of the FSP effective December 31, 2006, and has retroactively applied the FSP’s guidance to the statement of net assets available for benefits as of December 31, 2005 to present all investments at fair value, with the adjustment to contract value separately disclosed. The effect of adopting the FSP had no impact on the Plan’s net assets available for benefits or changes in net asset available for benefits; as such investments have historically been presented at contract value.

6	(Continued)

TEAM, INC. SALARY DEFERRAL PLAN AND TRUST

Notes to Financial Statements

December 31, 2006 and 2005

(c)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(d)	Risks and Uncertainties

The Plan provides for investment in mutual funds, common/collective trusts, and/or a unitized fund comprised of Team common stock and a money market fund. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term.

(e)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Quoted market prices are used to value the mutual funds and Team common stock. The common/collective trusts invest primarily in guaranteed investment contracts and synthetic investment contracts with insurance companies which are fully benefit responsive. These investments are presented at the fair value of units held by the Plan as of December 31 in the statement of net assets available for benefits including separate disclosure of the adjustment to contract value, which is equal to principal balance plus accrued interest. As provided in the FSP, an investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. The fair value of fully benefit-responsive investment contracts is calculated using a discounted cash flow model which considers (i) recent fee bids as determined by recognized dealers, (ii) discount rate, and (iii) the duration of the underlying portfolio securities. Money market securities and participant loans are valued at cost, which approximates fair value.

Realized gains (losses) on the sale of investments and unrealized appreciation (depreciation) in fair value of investments held are shown as net appreciation (depreciation) in fair value of common stock, common/collective trusts, and mutual funds in the statement of changes in net assets available for benefits.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(f)	Expenses

Loan processing fees are charged to the accounts of the participants who have elected to take loans from their accounts. All other administrative expenses of the Plan are paid by the Company, as provided in the plan document.

(g)	Payment of Benefits

Benefit payments to participants are recorded upon distribution. At December 31, 2006 and 2005, all amounts allocated to accounts of persons who have elected to withdraw from the Plan have been paid.

7	(Continued)

TEAM, INC. SALARY DEFERRAL PLAN AND TRUST

Notes to Financial Statements

December 31, 2006 and 2005

(3)	Investments

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2006 and 2005 are as follows:

2006:
Team Inc. common stock	$13,780,072
American Growth Fund of America	4,508,811
Vanguard S&P 500 Portfolio	3,967,557
Oppenheimer Global Fund	3,279,480
Alliance Bernstein Balanced Fund	2,405,889

2005:
Team Inc. common stock	$7,738,617
American Growth Fund of America	3,850,365
Vanguard S&P 500 Portfolio	2,834,262
Oppenheimer Global Fund	1,753,411
Alliance Bernstein Balanced Fund	1,836,897

(4)	Team, Inc. Common Stock Voting Rights

At December 31, 2006 and 2005 the Plan held 395,638 and 353,135 shares of Team Inc. common stock, respectively. Participants may own units equivalent to the shares held by the Plan, however the voting rights attributable to the shares of Team Inc. common stock are voted by the Plan’s trustee as directed by the Committee.

(5)	Concentration of Investments

The Plan’s investment in shares of Team, Inc. (Team) common stock represents 31% and 27% of total investments as of December 31, 2006 and 2005, respectively. Team is a leading provider of specialty maintenance and construction services required in maintaining high temperature and high pressure piping systems and vessels that are utilized extensively in the refining, petrochemical, power, pipeline, and other heavy industries and offers these services in over 70 locations throughout the United States, Aruba, Canada, Singapore, Trinidad and Venezuela.

(6)	Federal Income Tax Status

The Plan obtained its latest determination letter on March 26, 2002, in which the Internal Revenue Service stated that the Plan qualifies under Section 401(a) of the IRC and that the trust created thereunder is exempt from Federal income taxes under Section 501(a) of the IRC. The Plan has been amended since receiving the determination letter; however, the plan administrator believes that the Plan is designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator believes that the Plan is qualified, and the related trust is tax exempt.

(7)	Party-in-Interest Transactions

The Plan engaged in investment transactions with funds managed by the Trustee, a party-in-interest with respect to the Plan. The Plan also has investments in the Company’s common stock. These transactions are covered by an exemption from the “prohibited transaction” provisions of ERISA and IRC.

8	(Continued)

TEAM, INC. SALARY DEFERRAL PLAN AND TRUST

Notes to Financial Statements

December 31, 2006 and 2005

(8)	Delinquent Participant Contributions

As reported on schedule H, Line 4a schedule of delinquent participant contributions, certain participant contributions and loan repayments were not remitted to the trust within the time frame specified by the Department of Labor’s Regulation 29 CFR 2510.3-102, thus constituting nonexempt transactions between the Plan and the Company. The Company has incurred expense of $22,951 relating to remittance to the Plan of earnings on delinquent contributions. These delinquent contributions occurred during the years 2002 through 2006.

(9)	Nonparticipant Directed Investments

During 2004, certain participants accounts received as a result of a 1990 merger were transferred from Company’s common stock to a balanced portfolio of investments consisting of mutual funds and a common/collective trust. These accounts will be invested at the Company’s direction until such time that participants are located and request a distribution of their prior account balance. Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant directed investments is as follows:

	December 31
	2006	2005
Net assets:
Money market account	$12,794	12,678
Mutual funds	327,799	317,570
Common/collective trust	107,293	107,599

	447,886	437,847
Adjustment from fair value to contract value	2,341	1,669

Total net assets	$450,227	439,516

		Year ended December 31, 2006
Changes in net assets:
Net appreciation in fair value of investments		$4,384
Dividends and interest		20,288
Distributions and benefits paid to participants		(13,961)

		$10,711

9	(Continued)

TEAM, INC. SALARY DEFERRAL PLAN AND TRUST

Notes to Financial Statements

December 31, 2006 and 2005

(10)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2006	2005
Net assets available for benefits per the financial statements	$45,368,339	28,605,046
Less adjustment from fair value to contract value for fully benefit responsive investment contracts	(32,180)	—

Net assets available for benefits per the Form 5500	$45,336,159	28,605,046

The following is a reconciliation of investment income per the financial statements to the Form 5500:

Year ended December 31, 2006
Total investment income per the financial statements	$8,111,869
Less adjustment from fair value to contract value for fully benefit responsive investment contracts	(32,180)

Total investment income per the Form 5500	$8,079,689

(11)	Subsequent Events

On March 29, 2007 the Board of Directors adopted a resolution whereby all new employees hired on or after June 1, 2007 who do not opt-out or otherwise actively enroll will be automatically enrolled into the Plan at a 2% deferral rate.

The Board of Directors also voted to increase the amount of salary eligible for the 50% employer matching contribution from 4% to 6%.

The Board of Directors also voted to restrict the initial purchase of Team stock within the Plan to a maximum of 20% of each Participants new contributions.

Schedule I

TEAM, INC. SALARY DEFERRAL PLAN AND TRUST

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

Year ended December 31, 2006

Identity of party involved	Relationship to plan, employer, or other party-in-interest	Description of transaction, including rate of interest	Amount on line 4(a)	Lost interest
TEAM, Inc.	Plan Sponsor	2006 employee deferrals and loan repayments not deposited to the Plan in a timely manner.	$1,807,759	$7,693
TEAM, Inc.	Plan Sponsor	2005 employee deferrals and loan repayments not deposited to the Plan in a timely manner.	$1,818,688	$9,465
TEAM, Inc.	Plan Sponsor	2004 employee deferrals and loan repayments not deposited to the Plan in a timely manner.	$356,091	$1,187
TEAM, Inc.	Plan Sponsor	2003 employee deferrals and loan repayments not deposited to the Plan in a timely manner.	$534,774	$2,233
TEAM, Inc.	Plan Sponsor	2002 employee deferrals and loan repayments not deposited to the Plan in a timely manner.	$802,656	$2,373

On June 28, 2006, April 16, 2007 and June 22, 2007, the Company reimbursed the Plan for lost interest on the amounts of $2,189, $18,919, and $1,843, respectively.

See accompanying report of independent registered public accounting firm.

Schedule II

TEAM, INC. SALARY DEFERRAL PLAN AND TRUST

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2006

Identity of issue, borrower, lessor, or similar party/Description of investment, including maturity date and rate of interest	Cost	Current value
Team, Inc. Common Stock Fund:
* TEAM, Inc. Common Stock	(a)	$13,780,072
Evergreen Money Market Fund	(a)	820,684

Total Team, Inc. Common Stock Fund		14,600,756

American Growth Fund of America	(a)	4,508,811
Vanguard Index S&P 500 Portfolio	(a)	3,967,557
Eaton Vance Large Cap Value Fund	(a)	1,878,564
Eaton Vance Growth Fund	(a)	1,074,272
Goldman Sachs Mid-Cap Value Fund	(a)	2,214,191
Sentinel Small Company Growth Fund	(a)	1,293,696
Phoenix Hollister Small Cap Value Fund	(a)	1,368,858
Oppenheimer Global Fund	(a)	3,279,480
Calvert Income Fund	(a)	779,326
John Hancock Strategic Income Fund	(a)	1,419,109
Alliance Bernstein Balanced Fund	(a)	2,405,889
Franklin Templeton Conservative Target Fund	(a)	513,651
Franklin Templeton Moderate Target Fund	(a)	337,236
Franklin Templeton Growth Target Fund	(a)	744,510
Ultra Conservative Portfolio:
Excelsior Money Fund	(a)	244,433
Oppenheimer Limited Term Government Fund	(a)	122,300
Evergreen Core Bond Fund	(a)	123,120
Pioneer Strategic Income Fund	(a)	248,334
Legg Mason Short/Intermediate U.S. Government Fund	(a)	122,533
Morley Capital Stable Value III Fund	(a)	1,547,703

Total Ultra Conservative Portfolio		2,408,423
Balanced Portfolio (former ESOP participants):
Calvert Social Investment – Equity	$18,026	19,711
Enterprise Capital Appreciation	21,407	24,999
Pioneer Mid-Cap Value	16,154	17,004
Van Kampen Comstock	25,840	27,444
Enterprise Government Securities	21,713	21,308
Sentinel Government Securities	44,442	43,488
Aston Tech Fixed Income	39,903	39,295
Evergreen Short-Intermediate Bond	38,885	38,048
John Hancock Intermediate Government	39,379	38,433
Evergreen Strategic Income	14,049	13,354
Phoenix-Goodwin Multi-Sector S/T Bond	13,271	13,145
Legg Mason Part Strategic Bond Fund	13,698	13,417
Phoenix-Goodwin Multi-Sector Fixed Inc.	14,023	13,942
Excelsior Short Term Government	4,279	4,211
AIM Cash Reserves	12,794	12,794
INVESCO Stable Value	109,634	107,293

Total Balanced Portfolio	447,497	447,886
Pioneer Cash Reserves		11,558

* Participants loans; interest rates ranging from 5% to 10.5% and maturities from January 26, 2007 through March 25, 2016		1,769,982

		$45,023,755

*	Party in interest.
(a)	Cost omitted for Participant directed investments

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Team, Inc. Salary Deferral Plan and Trust

By:	/s/ Ted W. Owen
Ted W. Owen
Senior Vice President – Finance and Administration of Team, Inc.

Date: June 28, 2007

EXHIBIT INDEX

Exhibit 23.1	Consent of Independent Registered Public Accounting Firm